

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

December 27, 2017

Bryan R. McKeag
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, IA 52001

> **Re: Heartland Financial USA, Inc.
> Registration Statement on Form S-4
> Filed December 19, 2017
> File No. 333-222169**

Dear Mr. McKeag:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services